FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






BG Group plc
3 November 2004


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

Capital Guardian Trust Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 19,627,618
Bank of New York Nominees - 4,772,170
Northern Trust - 1,175,252
Chase Nominees Ltd - 63,920,683
BT Globenet Nominees Ltd - 1,790,561
Midland Bank plc - 18,445,618
Cede & Co. - 70,500
Deutsche Bank Mannheim - 3,000
Bankers Trust - 5,504,500
Barclays Bank - 911,500
Citibank London - 29,300
Royal Trust - 32,900
Nortrust Nominees - 17,090,228
Royal Bank of Scotland - 201,700
MSS Nominees Limited - 149,300
State Street Bank & Trust Co - 108,500
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 121,700
Deutsche Bank AG - 8,800
HSBC Bank plc - 21,400
Mellon Bank NA - 426,900
ROY Nominees Limited - 214,400
Mellon Nominees (UK) Limited - 4,346,648
HSBC - 97,000
JP Morgan Chase Bank - 540,900
TOTAL Capital Guardian Trust Company 139,646,078

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

2 November 2004

12. Total holding following this notification

139,646,078 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

3.951%

14. Any additional information

Previously notified 4.960% on 24 September 2004

Shares in issue as at 2 November 2004 - 3,534,253,290

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

3 November 2004

www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 03 November 2004                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary